SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

HomeStreet, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

43785V102
(CUSIP Number)
Charles W. Griege, Jr. Roaring Blue Lion Capital Management, L.P. 8115 Preston Road, Suite 550 Dallas, TX 75225-6307 (214) 855-2430
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Roaring Blue Lion Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,742,109
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,742,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,742,109
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IA

*	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The share amounts reported above do not reflect any Common Stock that may be deemed to be beneficially owned by the other group members and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Charles W. Griege, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,742,127**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,742,127**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,742,127**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN, HC

*	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The share amounts reported above do not reflect any Common Stock that may be deemed to be beneficially owned by the other group members and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.
**	Includes 18 shares of Common Stock held by the Reporting Person’s son.

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Ronald K. Tanemura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than one percent
14	TYPE OF REPORTING PERSON IN

*	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The share amounts reported above do not reflect any Common Stock that may be deemed to be beneficially owned by the other group members and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 14 (“Amendment No. 14”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 20, 2017 (the “Original Schedule 13D”) and Amendments No. 2 through No. 13 to the Original Schedule 13D (together with the Original Schedule 13D and this Amendment No. 14, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D. This Amendment No. 14 amends Items 3, 4, and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

In aggregate, Roaring Blue Lion Capital Management and Mr. Griege have shared voting and dispositive power over 1,742,109 shares of Common Stock of the Issuer acquired at an aggregate cost of $48,371,088, excluding brokerage commissions. These shares were acquired using the Advisory Clients’ available working capital. The Roaring Blue Lion Entities and Mr. Griege do not own any shares of Common Stock of the Issuer directly. Mr. Griege has shared voting and dispositive power over an additional 18 shares of Common Stock held by his son which were acquired at a cost of $453 (inclusive of brokerage commissions) of personal investment capital.

As of the date of this Schedule 13D, Mr. Tanemura had invested $433,634 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was personal investment capital.

From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions. All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. Other than the foregoing margin arrangements, as of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On April 19, 2019, Blue Lion Opportunity Master Fund, L.P. submitted to the Issuer a notice of intent to present proposals and nominate directors (the “Notice”). Pursuant to the Notice, Blue Lion Opportunity Master Fund, L.P. nominated two individuals—Ronald K. Tanemura and Charles W. Griege, Jr.—as nominees to the Board (the “Nominees”), to be elected at the Issuer’s 2019 Annual Meeting of Shareholders (the “Annual Meeting”). In addition, Blue Lion Opportunity Master Fund, L.P. also notified the Issuer in the Notice that it intends to present three shareholder proposals at the Annual Meeting.

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)	As of the date hereof, the Blue Lion Parties held in the aggregate 1,742,109 shares of Common Stock of the Issuer, which represents 6.4% of the outstanding Common Stock. As of the date hereof, Ronald K. Tanemura held in the aggregate 15,000 shares of Common Stock of the Issuer, which represents less than one percent of the outstanding Common Stock. As of the date hereof, Mr. Griege’s son held 18 shares of Common Stock of the Issuer, which represents less than one percent of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based on 27,032,749.6 shares of Common Stock outstanding as of February 27, 2019, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 6, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	Other than the Advisory Clients for which Roaring Blue Lion Capital Management acts as the investment adviser, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock.

(e)	Not applicable.

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2019

ROARING BLUE LION CAPITAL MANAGEMENT, LLC

By:	/s/ Charles W. Griege, Jr.
Name:	Charles W. Griege, Jr.
Title:	Managing Member

/s/ Charles W. Griege, Jr.
Charles W. Griege, Jr.

/s/ Ronald K. Tanemura
Ronald K. Tanemura

CUSIP No. 43785V102	SCHEDULE 13D/A	Page 8 of 8 Pages

Annex A

Transactions in the Shares of Common Stock of the Issuer During the Past 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Roaring Blue Lion Capital Management on behalf of the Advisory Clients

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range
27-Feb-19	17,000	$27.7659	$27.5900–$27.8600

Ronald Tanemura

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4-Mar-19	5,000	$28.0713